

**DIVISION OF**
**CORPORATION FINANCE**

June 29, 2005

Room 4561

Martin E. Schloss, Esq.
Managing Director and Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022

Re:   **Scientific Games Corporation**
      **Amendment No. 1 to Form S-4**
      **Filed June 14, 2005**
      **File No. 333-124106**
      **Amendment No. 1 to Form S-3**
      **Filed on June 14, 2005**
      **File No. 333-124107**

      **Draft Supplemental Response filed on June 14, 2005**
      **Proposed Amendment No. 1 to Form 10-K**
      **For the Year Ended December 31, 2004**
      **Proposed Amendment No. 1 to Form 10-Q**
      **For the Quarter Ended March 31, 2005**
      **File No. 0-13063**

Dear Mr. Schloss:

        This is to advise you that we have reviewed only those portions of the above amended registration statements and your periodic report draft responses that relate to your selling securityholders, legal opinions and controls and procedures disclosure.

## Amendment No. 1 to Registration Statement on Form S-3

### Selling Securityholders, page 76

1.      In connection with prior comment four from our letter dated May 13, 2005, we note you continue to use the first asterisk [*] on page 93 to convey that certain of your selling securityholders are either broker-dealers or affiliates of broker-dealers. Please confirm to us that the only selling securityholders that are broker-dealers are Bear Stearns & Co. and JP Morgan Securities, Inc. If there are other broker-dealers listed in your selling securityholder table, please revise to

distinguish these selling securityholders from affiliates of broker-dealers and disclose how they acquired their shares.

2.  Similarly, in prior comment four, we asked you to tell us whether those broker-dealer selling securityholders received their securities as compensation for underwriting activities. While disclosure in footnote 19 on page 83 appears to infer that Bear Stearns & Co., Inc. received the shares it intends to register as compensation for underwriting services, you do not state how it acquired these shares. On the contrary, the asterisk (*) next to footnote 19 on page 77 infers that Bear Stearns acquired these shares in the ordinary course of business, or for investment purposes, and not as compensation for underwriting services. Your disclosure in footnote 75 on page 88 regarding JP Morgan Securities, Inc. states only that it is a broker-dealer registered under Section 15(a) and not how it acquired these shares. We note no asterisk (*) next to footnote 75 on page 79 for JP Morgan Securities, Inc. If Bear Stearns, JP Morgan or any other broker-dealer acquired its shares for investment purposes rather than compensation, revise to name these selling securityholders as underwriters in the Plan of Distribution section.

3.  In footnote (19) on page 83, you specify that Bear Stearns served as joint bookrunner for a $250 million offering of 0.75% convertible senior subordinated notes due 2024. On the other hand, your cover page refers to a principal offering amount of $275 million. Please revise to reconcile these two amounts.

## Amendment Nos. 1 to Registration Statements on Forms S-3 and S-4

Where You Can Find More Information [S-3], page ii
Incorporation by Reference [S-4], page iii

4.  In connection with prior comment eight, please note that upon filing your amended Form 10-K and 10-Q, you will need to update your Forms S-3 and S-4 incorporation by reference tables.

## Business Strategies, page 4

5.  We reissue prior comment six, in part, requesting that you revise the summary of each registration statement to briefly disclose that you are registering two "concurrent" offerings. We note your disclosure on page 6 references the December 23, 2004 date of the registration rights agreement and the existence of the other registration statement, but provides no context that the offerings are concurrent. Please provide the date and file number of the other registration statement.

## Exhibit 5.1 Opinion of Counsel

6.    In the first full paragraph on page two of your legal opinions you note that certain subsidiary guarantors are incorporated under the laws or Connecticut, Nebraska and Nevada and with the permission of Scientific Games, you assume the "laws of the State of Connecticut, the State of Nebraska and the State of Nevada . . . are the same as the laws of the State of New York." While we will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice, counsel may not "carve out" the law of the relevant jurisdiction or indicate that it is not qualified to opine on that law. By mentioning the laws of Connecticut, Nebraska and Nevada, but opining solely as to the laws of the State of New York and the General Corporation Law of Delaware, it appears you are carving out these other three jurisdictions, which is inappropriate for a legal opinion. Under Item 601(b)(5) of Regulation S-K, please revise.

7.    Revise to disclose specifically that the laws of New York govern the Indenture.

8.    Please confirm that the reference and limitation to "General Corporation Law of the State of Delaware " includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Refer to Section VIII.A.14. of the Division of Corporation Finance: Current Issues and Rulemaking Projects Outline (November 14, 2000).

## Draft Response Letter Dated June 14, 2005 Regarding Comments on Form 10-K for the Year Ended December 31, 2004

## Item 9A. Controls and Procedures

9.    Please revise your proposed Item 9A. disclosure to include your supplemental response to prior comment 13. Also, we reissue prior comment 13, in part, requesting that you advise us as to _why_ management believes the effect of these items on Scientific Games' reported financial results for prior periods was not material. We note your response states only that management concluded that the financial effect was not material prior to the fourth quarter of 2004.

10.    We note your proposed revisions in accordance with our prior comment 14. Please revise to discuss specifically the remedial measures taken and in-process and the anticipated timeframe to complete this remediation. For example, please explain what you mean by outside resources and the two committees. Are you referring to an outside accounting consulting firm and two previously existing or newly formed Committees of the Board of Directors? When do you anticipate you will conclude your evaluation of the material weakness discovered during

your 2004 audit and any additional control and procedure changes regarding this specific error?

11.     Similarly, in connection with your revisions based on the fourth bullet point of prior comment 14, please revise your Form 10-K disclosure to clarify the impact of these items on your financial statements. Specifically, we asked you to revise to describe the financial impact of these adjustments on your financial statements. For example, as a result of the Italian consortium and minority investment in a joint venture partner's common stock, what did you change on your balance sheet, income statement or statement of stockholder's equity? Also, please revise to name the joint venture partner and clarify the magnitude of the deficiency in the design of your internal controls over financial reporting that this error represented.

12.     We note your response to prior comment 15 regarding your Item 308(c) disclosure. Please tell us why you "deem" the identified material weakness to be a material change in your internal control over financial reporting.

## Form 10-Q for the Quarter Ended March 31, 2005

13.     We reissue prior comment 18 asking you to consider the comments above when you revise your Item 4, Form 10-Q disclosure to the extent applicable.

14.     Further, regarding your Item 308(c) disclosure, please revise the fourth paragraph to clearly state whether the change in the design of your internal controls over non-routine and complex accounting matters for the quarter ended March 31, 2005 materially affected your internal control over financial reporting.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please contact Neil Miller at (202) 551-3442. If you need additional assistance you may contact me at (202) 551-3730.

Sincerely,



Barbara C. Jacobs
Assistant Director

cc:    Peter G. Smith, Esq. *(via facsimile)*
Shari K. Krouner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax No. (212) 715-8222